UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated May 27, 2010.

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias / Carolina Burgos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com; www.ccu.cl
(56-2) 427-3581 / (56-2) 427-3104

CCU S.A. REPORTS CONSOLIDATED FIRST QUARTER RESULTS (1)

FIRST QUARTER 2010
Net profit(2) down 22.7% to Ch$105.7 per share
Net sales up 0.9%, Operating result increases 2.2%, EBITDA(3) up 2.1%

(Santiago, Chile, May 26, 2010) -- CCU announced today its consolidated financial results, stated under IFRS, for the first quarter ended March 31, 2010.

COMMENTS FROM THE CEO (4)

The Q1’10 Net profit decreased 22.7% mainly because of the February 27 earthquake effect on the Operating profit (mostly in the Chilean Beer and Wine segments), lower Non operating results and higher Income taxes. In 2010, the businesses were evidencing encouraging results in the first two months. Volumes as well as Operating result were growing soundly. As a consequence of the earthquake we faced a production interruption that affected our main business segments in Chile.

Nevertheless, given the situation that followed the earthquake, and the good performance obtained in January and February, overall we are satisfied with CCU’s Q1 results. The consolidated volume increased 3.5% in Q1’10 since all segments, with the exception of Beer Chile, showed a positive variance, causing Net sales to increase 0.9%.

(1) Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.
(2) Net profit attributable to parent company shareholders, as per IFRS.
(3) EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before Exhibits. Please see reconciliation of EBITDA to Operating result in exhibits 1.
(4) All the comments bellow refers to Q1’10 figures compared to Q1’09.

The 14.6% Chilean peso average appreciation in relation to the US dollar had a net positive effect since the lower Cost of Good Sold (COGS) more than compensated this quarter’s negative translation effect on Argentina’s beer results and wine exports Net sales.

The Operating result increased 2.2% as a consequence of higher Net sales (0.9%) and lower COGS (5.0%), partially compensated by 9.9% higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). EBITDA increased 2.1% and EBITDA margin grew from 27.0% to 27.3%.

Net income decreased mainly as a result of the absence this year of two non recurring gains obtained in Q1’09, negatively affecting Results of indexed units and Income taxes. Results of indexed units were positive last year because of the effect on the financial debt of the 2.3% reduction in the UF (correlated with CPI variation), as compared with a positive 0.3% UF variation this quarter. Income taxes were higher this quarter mostly due to the absence of an extraordinary tax gain generated last year, and to a lesser extent due to the higher participation of the Argentine profit this year, which pays 35% taxes as compared to 17% by the Chilean operations.

With respect to the consequences of the earthquake, the Company is adequately insured for the incurred losses —physical damages as well as business interruption— with a limit of indemnity of Ch$323,377 million(5) and a maximum deductible of Ch$210 million per location and 10 days for business interruption. Considering the coverage, as of March 31, 2010 the Company recorded Ch$13,539 million in Accounts receivables, corresponding to:

  Destroyed inventory at book value.
  Costs and expenses incurred as of March 31 in damage control tasks such as assets repairing, cleaning, inventory and assets order setting as well as business interruption mitigation activities.

The estimated deductible amount that would apply was not booked, neither the collectable income due to business interruption, nor the compensation in excess of the book value to be received for: (a) finished product losses to be compensated at sales price, and (b) fixed assets write off to be compensated at replacement value.

These items will be recorded net of deductibles as the claims are settled.

The consequences of the earthquake were manifested mostly in the first quarter. We are confident to be able to restore the growth path we had before the earthquake, in the rest of the year.

(5) UF 15.4 million, equivalent to Ch$323,377 million as of March 31, 2010.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1)

(Note: the comments below refer to Q1’10 figures compared to Q1’09.)

NET SALES

Q1’10    Total Net sales increased 0.9% to Ch$213,652 million as a result of 3.5% higher consolidated volumes and 2.2% lower average prices in nominal Chilean pesos. The increase in consolidated volumes is explained by the growth in Wine (27.9%), in the Non-alcoholic beverages segment (9.8%), in Beer Argentina (5.2%) and in Spirits (1.6%), partially offset by lower volumes in Beer Chile (-7.7%). The lower average price is explained by the decrease in Wine (-12.3%), in Beer Argentina (-2.9%), in the Non-alcoholic beverages segment (-2.3%) and in Spirits (-0.7%), partially offset by higher average prices in Beer Chile (1.6%).

Net sales by segment

	Q1 (million Ch$)
	2009		2010		% Chg.
Beer Chile	82,472	39.0%	77,292	36.2%	-6.3%
Beer Argentina	42,547	20.1%	44,546	20.8%	4.7%
Non-alcoholic beverages	55,964	26.4%	59,734	28.0%	6.7%
Wine	24,146	11.4%	26,430	12.4%	9.5%
Spirits	7,745	3.7%	7,808	3.7%	0.8%
Other/Eliminations	-1,145	-0.5%	-2,158	-1.0%	-
TOTAL	211,729	100.0%	213,652	100.0%	0.9%

GROSS PROFIT

Q1’10    Increased 5.9% to Ch$121,487 million as a result of 0.9% higher Net sales and 5.0% lower Cost of goods sold (COGS) which amounted to Ch$92,165 million. As a percentage of Net sales the COGS decreased from 45.8% to 43.1% mainly as a result of the 14.6% Chilean peso appreciation vs the US dollar comparing the average F/X rate in Q1’10 with Q1’09. Accordingly, the Gross profit, as a percentage of Net sales, increased from 54.2% to 56.9%.

OPERATING RESULT

Q1’10    Increased 2.2% to Ch$47,854 million due to the higher Gross profit, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q1’10 by 9.9%, to Ch$73,740 million due mostly to higher marketing and distribution expenses, and donations related to the earthquake. MSD&A expenses as a percentage of Net sales increased from 31.7% to 34.5%. The consolidated operating margin increased from 22.1% to 22.4%.

Operating result and Operating margin by segment

	Q1
	Operating result (million Ch$)			Operating margin
	2009	2010	% Chg	2009	2010
Beer Chile	25,870	24,623	-4.8%	31.4%	31.9%
Beer Argentina	8,453	9,211	9.0%	19.9%	20.7%
Non-alcoholic beverages	6,785	10,105	48.9%	12.1%	16.9%
Wine	1,610	1,359	-15.6%	6.7%	5.1%
Spirits	1,283	1,051	-18.1%	16.6%	13.5%
Other/Eliminations	2,807	1,505	-46.4%	-	-
TOTAL	46,808	47,854	2.2%	22.1%	22.4%

EBITDA (6)

Q1’10    Increased 2.1%, to Ch$58,354 million and the consolidated EBITDA margin improved 0.3 percentage points, reaching 27.3%.

EBITDA by segment

	Q1
	EBITDA (million Ch$)			EBITDA margin
	2009	2010	% Chg	2009	2010
Beer Chile	29,353	28,111	-4.2%	35.6%	36.4%
Beer Argentina	9,710	10,368	6.8%	22.8%	23.3%
Non-alcoholic beverages	9,010	12,364	37.2%	16.1%	20.7%
Wine	3,312	2,907	-12.2%	13.7%	11.0%
Spirits	1,706	1,465	-14.1%	22.0%	18.8%
Other/Eliminations	4,034	3,138	-22.2%	-	-
TOTAL	57,126	58,354	2.1%	27.0%	27.3%

ALL OTHER

Q1’10    In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a higher loss of Ch$2,759 million mainly explained by:

•  Results of indexed units, which decreased Ch$4,552 million mainly due to a higher UF variation affecting CCU’s UF debt as a consequence of a positive 0.3% UF variance in Q1’10 versus a negative 2.3% UF variation in the same period of 2009. (The UF is a daily unit, which is calculated from the 9th of each month to the 9th of the following month, based on the previous month CPI variation).

Partially compensated by

•  Exchange rate differences, which increased Ch$1,780 million due to the lower exchange rate fluctuations this period.

INCOME TAX

Q1’10    Income tax increased Ch$8,158 million mostly due to the absence of a 2009 non recurring tax gain, and in a lesser extent to the higher participation of the Argentine profits this year, which pays 35% taxes as compared to 17% in the other Chilean operations.

NET PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS

Q1’10    Decreased Ch$9,866 million to Ch$33,668 million due mostly to higher Income taxes and lower Results of indexed units partially compensated by higher Operating result.

BUSINESS UNITS HIGHLIGHTS (Exhibit 2)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

(Note: the comments below refer to Q1’10 figures compared to Q1’09.)

BEER CHILE

Net sales decreased 6.3% to Ch$77,292 million as a result of 7.7% lower sales volumes, partially compensated by 1.6% higher average prices.

Operating result decreased 4.8% to Ch$24,623 million, mainly as a result of lower Gross profit and higher MSD&A expenses. Gross profit decrease is explained by lower Net sales partially compensated by lower COGS which decreased 13.1% to Ch$29,816 million. As a percentage of Net sales, COGS decreased from 41.6% to 38.6%, mainly due to the lower dollar cost of barley and to the lower exchange rate for imported raw materials. The MSD&A expenses increased 3.5% to Ch$23,015 million. As a percentage of Net sales, MSD&A increased from 27.0% to 29.8%, mainly due to higher marketing expenses. The operating margin increased from 31.4% to 31.9%.

EBITDA decreased 4.2% to Ch$28,111 million, while the EBITDA margin was 36.4% or 0.8 percentage points higher than in Q1’09.

Comments The brewery in Santiago was damaged by the earthquake as we disclosed on March 3 and March 17. For some days we had a supply interruption which was soon mitigated mainly with production in the Temuco brewery and imports from our facilities in Argentina. The bottling lines and filters were up and running earlier than initially anticipated. The 23% drop in volume during March explains both the quarter lower volume and the consequently lower result, which annulled the positive January-February performance. Since April volumes have recovered and showed growth again. The Beer Chile segment benefited from the appreciation of the Chilean peso, which helped, among others, to reduce in 5.8% the cost per hectoliter of beer. The marketing expenses were higher due to the implementation of the new brand image of Cristal.

BEER ARGENTINA

Net sales measured in Chilean increased 4.7% to Ch$44,546 million, as a result of 5.2% higher sales volumes partially offset by 2.9% lower average prices.

Operating result measured in Chilean pesos increased 9.0% to Ch$9,211 million in Q1’10, as a consequence of higher Gross profit partially compensated by higher MSD&A. Gross profit increase due to higher Net sales and slightly lower COGS which decreased 0.3%, to Ch$17,957 million this quarter. As a percentage of Net sales, COGS decreased from 42.3% to 40.3%, mainly as a consequence of the dilution of fixed cost. MSD&A expenses increased 8.0% from Ch$16,108 million to Ch$17,401 million. As a percentage of sales, MSD&A expenses increased from 37.9% to 39.1% mostly due to higher distribution and marketing expenses this quarter. The operating margin improved from 19.9% in Q1’09 to 20.7% in Q1’10.

EBITDA increased 6.8% or Ch$659 million to Ch$10,368 million this quarter, while the EBITDA margin increased from 22.8% to 23.3%.

Comments The first quarter results are affected by the 14.6% appreciation of the Chilean peso vis a vis the US dollar and of the 8.3% depreciation of the Argentine peso vis a vis the same currency. MSD&A increased mostly due to higher marketing expenses and higher distribution costs, mainly related to higher volume and higher unit cost.

NON-ALCOHOLIC BEVERAGES

Net sales increased 6.7% to Ch$59,734 million due to higher volumes of 9.8%, partially compensated by a decrease of 2.3% in the average price.

Operating result increased 48.9% to Ch$10,105 million as a consequence of higher Net sales and lower COGS, partially compensated by higher MSD&A expenses. COGS decreased 2.9% to Ch$27,176 million. COGS, as a percentage of Net sales, decreased from 50.0% to 45.5 mainly due to the effect of the Chilean peso appreciation versus the US dollar on raw material traded on such currency. As a consequence, gross margin increased from 50.0% to 54.5%. MSD&A increased 9.8% to Ch$22,513 million. As a percentage of Net sales, MSD&A increased from 36.7% to 37.7% mainly due to higher marketing and distribution expenses. The operating margin increased from 12.1% to 16.9%.

EBITDA increased 37.2% to Ch$12,364 million and the EBITDA margin was 20.7%, 4.6 points higher than in Q1’09.

Comments Volumes had a very positive performance in all categories during the quarter: soft drinks increased 8.1%, water 14.5%, and nectars 10.0%. In the water category, the purified water volume increased 94.5% in the quarter mostly explained by a strong March, which relates to the lack of tap water in various locations due to the earthquake. The lower average price in each category can be explained by the fact that most of the growth has come from larger packages, which tend to have lower price per hectoliter.

WINE

Net sales increased 9.5% to Ch$26,430 million due to an increase in volume of 27.9% partially offset by a decrease of 12.3% in the average price in Ch$, excluding bulk wine. The price decrease in the domestic market is explained by higher mix in popular priced products versus bottled products, whose production and inventories were affected by the earthquake. The exports price in Chilean pesos decrease is driven by the Chilean peso appreciation and higher volume in lower price export markets.

Operating result decreased 15.6% from Ch$1,610 million to Ch$1,359 million in Q1’10, due mostly to higher COGS and higher MSD&A expenses, partially compensated by higher Net sales. COGS increased 8.8% from Ch$15,346 million to Ch$16,700 million due to the higher volume. As a percentage of Net sales, COGS decreased from 63.6% to 63.2%. Consequently, the gross margin increased from 36.4% to 36.8%. MSD&A increased 15.8% to Ch$8,362 million. As a percentage of Net sales, MSD&A increased from 29.9% to 31.6%. As a consequence, the operating margin decreased from 6.7% in Q1’09 to 5.1% in Q1’10.

EBITDA decreased 12.2% to Ch$2,907 million and the EBITDA margin decreased from 13.7% to 11.0%.

Comments Volumes increased in all categories: domestic wine 15.5%, bottled exported wine 36.0% and wine in Argentina 75.3%. The increase in volume was mostly in the lower price categories, causing the decrease in average prices. In the case of wine exports, the appreciation of the Chilean peso (versus foreign currencies in which the prices are quoted) reinforced this price decrease. VSPT is able to carry out the 2010 vintage as we disclosed after the earthquake, since we were able to resume partial operations in 7 out of 8 production centers soon after the event and the missing capacity was supplemented with third party facilities and other mitigation actions.

SPIRITS

Net sales increased 0.8% to Ch$7,808 million due to 1.6% higher volume partially offset by 0.7% lower average prices.

Operating result decreased 18.1% from Ch$1,283 million to Ch$1,051 million, mainly due to higher COGS and MSD&A expenses, partially compensated by higher Net sales. COGS increased from Ch$3,991 million to Ch$4,015 million. COGS as a percentage of Net sales decreased from 51.5% to 51.4%. MSD&A increased 10.8% to Ch$2,743 million. As a percentage of Net sales, MSD&A increased from 32.0% to 35.1% mostly due to higher cost of personnel, distribution and marketing expenses. As a consequence, the operating margin decreased from 16.6% to 13.5%.

EBITDA decreased 14.1% from Ch$1,706 million to Ch$1,465 million and the EBITDA margin decreased from 22.0% to 18.8%.

Comments The higher volume is mostly explained by Mistral Premium Ice Blend, which is an innovation introduced in 2009. In the pisco category, the mix has a higher percentage of premium quality brands, which is consistent with the Company’s strategy.

Note: EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1.

Exhibit 1: Income Statement (First Quarter 2010)
Q1	2009	2010	2009(1)	2010(1)	VARIANCE %
	(Ch$ million)	(Ch$ million)	(US$ million)	(US$ million)
Net sales	211,729	213,652	403.7	407.4	0.9
Cost of goods sold	(97,060)	(92,165)	(185.1)	(175.7)	-5.0
% of net sales	45.8	43.1	45.8	43.1
Gross profit	114,669	121,487	218.6	231.6	5.9
Marketing and selling, distribution, and	(67,075)	(73,740)	(127.9)	(140.6)
administrative costs					9.9
% of net sales	31.7	34.5	31.7	34.5
Other operating income/(expenses)	(786)	106	(1.5)	0.2
OPERATING RESULT	46,808	47,854	89.2	91.2	2.2
% of net sales	22.1	22.4	22.1	22.4
Net financing expenses	(1,861)	(2,426)	(3.5)	(4.6)	30.4
Share of profits of associates and joint	233	(88)	0.4	(0.2)	-137.8
ventures
Exchange rate differences	(1,321)	459	(2.5)	0.9	-134.7
Results of indexed units	4,002	(549)	7.6	(1.0)	-113.7
Other gains/(losses)	(67)	832	(0.1)	1.6	-1343.5
INCOME/(LOSS) BEFORE TAXES	47,794	46,081	91.1	87.9	-3.6
Income tax	(1,993)	(10,150)	(3.8)	(19.4)	409.4
NET PROFIT FOR THE PERIOD	45,802	35,931	87.3	68.5	-21.6

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	43,534	33,668	83.0	64.2	-22.7
MINORITY INTEREST	2,268	2,263	4.3	4.3	-0.2

Net profit attributable to Parent Company	20.6	15.8	20.6	15.8
Shareholders as % of net sales

Earnings per share	136.7	105.7	0.26	0.20	-22.7
Earnings per ADR	683.4	528.5	1.30	1.01	-22.7

EBITDA(2)	57,126	58,354	108.9	111.3	2.1
% of net sales	27.0	27.3	27.0	27.3

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5
Exchange rate Ch/US$	524.46

Depreciation and Amortization	10,318	10,500	19.7	20	1.8
Capital Expenditures	10,885	11,324	20.8	22	4.0
(1) Exchange rate: US$1.00 = Ch$ 524.46
(2) EBITDA = Operating result + Depreciation and Amortization

Exhibit 2: Segment Information - First Quarter 2010
Q1 (Ch$ million)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
Sales revenue	81,821	76,644	42,526	43,244	54,858	58,802	24,147	26,428	7,742	7,806	634	729	211,730	213,652
Interco sales revenue	651	648	21	1,302	1,106	932	(1)	2	2	2	(1,779)	(2,886)	(0)	0
Net sales	82,472	77,292	42,547	44,546	55,964	59,734	24,146	26,430	7,745	7,808	(1,145)	(2,158)	211,729	213,652
variance %		-6.3		4.7		6.7		9.5		0.8				0.9
Cost of goods sold	(34,310)	(29,816)	(18,017)	(17,957)	(27,985)	(27,176)	(15,346)	(16,700)	(3,991)	(4,015)	2,589	3,499	(97,060)	(92,165)
% of net sales	41.6	38.6	42.3	40.3	50.0	45.5	63.6	63.2	51.5	51.4			45.8	43.1
Gross profit	48,162	47,476	24,530	26,589	27,980	32,558	8,800	9,730	3,753	3,793	1,444	1,342	114,669	121,487
Marketing and selling, distribution, and	(22,239)	(23,015)	(16,108)	(17,401)	(20,512)	(22,513)	(7,222)	(8,362)	(2,476)	(2,743)	1,481	295	(67,075)	(73,740)
administrative costs
% of net sales	27.0	29.8	37.9	39.1	36.7	37.7	29.9	31.6	32.0	35.1			31.7	34.5
Other operating income/(expenses)	(53)	162	30	23	(683)	60	32	(9)	6	1	(118)	(132)	(786)	106
OPERATING RESULT	25,870	24,623	8,453	9,211	6,785	10,105	1,610	1,359	1,283	1,051	2,807	1,505	46,808	47,854
variance %		-4.8		9.0		48.9		-15.6		-18.1				2.2
% of net sales	31.4	31.9	19.9	20.7	12.1	16.9	6.7	5.1	16.6	13.5			22.1	22.4
EBITDA	29,353	28,111	9,710	10,368	9,010	12,364	3,312	2,907	1,706	1,465	4,034	3,138	57,126	58,354
variance %		-4.2		6.8		37.2		-12.2		-14.1				2.1
% of net sales	35.6	36.4	22.8	23.3	16.1	20.7	13.7	11.0	22.0	18.8			27.0	27.3

Q1 VOLUMES(HL)	Beer Chile		Beer Argentina*		Non- alcoholic**		Wine***		Spirits		Other/eliminations		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
SEGMENT VOLUME	1,506,893	1,390,336	1,123,421	1,182,021	1,652,372	1,813,729	200,530	256,427	39,891	40,520			4,523,107	4,683,034
variance %		-7.7		5.2		9.8		27.9		1.6				3.5
					SOFT DRINKS		CHILE DOMESTIC		PISCO
					1,085,642	1,173,239	99,014	114,403	33,909	34,883
variance %						8.1		15.5		2.9
					NECTAR		CHILE EXPORTS		RUM
					181,900	200,028	91,373	124,246	5,982	5,638
variance %						10.0		36.0		-5.8
					WATER		ARGENTINA
					384,830	440,461	10,143	17,779
variance %						14.5		75.3
* Excludes exports to Chile of 45,604 Hl and 6,323 Hl in 2010 and 2009 respectively
** Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
*** Excludes bulk wine of 18,740 Hl and 25,724 Hl in 2010 and 2009 respectively

Q1 AVE. PRICES (Ch$/Hl)	Beer Chile		Beer Argentina		Non- alcoholic		Wine		Spirits		Other/eliminations		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
PRECIOS SEGMENTO	53,766	54,622	36,951	35,862	33,019	32,275	111,601	97,881	191,397	189,997			45,788	44,772
variance %		1.6		-2.9		-2.3		-12.3		-0.7				-2.2
					SOFT DRINKS		CHILE DOMESTIC		PISCO
					32,610	32,181	75,101	65,183	184,400	183,733
variance %						-1.3		-13.2		-0.4
					NECTAR		CHILE EXPORTS		RUM
					45,191	44,523	146,628	122,905	231,063	228,753
variance %						-1.5		-16.2		-1.0
					WATER		ARGENTINA
					28,418	26,964	152,385	133,414
variance %						-5.1		-12.4

Exhibit 3: Balance Sheet
	December 31 2009	March 31 2010	December 31 2009	March 31 2010	% Change
ASSETS	(Ch$ million)	(Ch$ million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	137,354	166,740	262	318	21.4%
Other current assets	271,033	251,329	517	479	-7.3%
Total current assets	408,387	418,070	779	797	2.4%
PP&E (net)	488,447	488,440	931	931	0.0%
Other non current assets	207,687	203,382	396	388	-2.1%
Total non current assets	696,134	691,822	1,327	1,319	-0.6%
Total assets	1,104,521	1,109,892	2,106	2,116	0.5%

LIABILITIES
Loans and other liabilities	19,780	17,212	38	33	-13.0%
Other liabilities	226,355	213,951	432	408	-5.5%
Total current liabilities	246,135	231,162	469	441	-6.1%

Loans and other liabilities	209,747	210,632	400	402	0.4%
Other liabilities	75,432	79,664	144	152	5.6%
Total non current liabilities	285,179	290,295	544	554	1.8%
Total Liabilities	531,314	521,458	1,013	994	-1.9%

EQUITY
Paid-in capital	231,020	231,020	440	440	0.0%
Other reserves	(25,194)	(27,026)	(48)	(52)	0.0%
Retained earnings	256,404	273,238	489	521	6.6%

Net equity attributable to parent company shareholders	462,230	477,232	881	910	3.2%
Minority interest	110,977	111,202	212	212	0.2%
Total equity	573,207	588,434	1,093	1,122	2.7%
Total equity and liabilities	1,104,521	1,109,892	2,106	2,116	0.5%

OTHER FINANCIAL INFORMATION

Total financial debt	229,528	227,843	438	434	-0.7%

Net debt (2)	92,174	61,103	176	117	-33.7%

Liquidity ratio	1.66	1.81
Financial Debt / Capitalization	0.29	0.28
Net debt / EBITDA	1.61	1.05
(1) Exchange rate: US$1.00 = Ch$ 524.46
(2) Total financial debt minus cash & cash equivalents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: May 27, 2010